June 18, 2015

Karl Hiller

Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Southwestern Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 26, 2015
File No. 001-08246

Dear Mr. Hiller:

Reference is made to the letter dated June 8, 2015 to R. Craig Owen, Senior Vice President and Chief Financial Officer of Southwestern Energy Company (the “Company”).  This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) contained in the aforementioned letter.  For your convenience, the Staff’s comment is reprinted in bold below.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements

Note 16 - Subsequent Events, page 113

1.

We note that you acquired interests in oil and natural gas properties in West Virginia and Southwest Pennsylvania on January 27, 2015, and filed statements of revenues and direct operating expenses pertaining to these properties on Form 8-K/A on January 7, 2015. Please amend this filing to include a signed report of the Independent Registered Public Accounting Firm to comply with Rule 2-02(a) of Regulation S-X. You may also refer to Item 302 of Regulation S-T, which addresses signatures in electronic filings.

Securities and Exchange Commission

June 18, 2015

Response:  The Company obtained from its independent public accounting firm manually signed copies of the audit report prior to filing its Form 8-K/A on January 7, 2015 (the “Form 8-K/A”) and its 2014 Form 10-K, which references disclosure contained in its Form 8-K/A, and such manually signed copies remain on file with the Company’s records.  The conformed electronic signature of the Company’s independent registered public accounting firm was inadvertently omitted from the audit report included as Exhibit 99.1 in its Form 8-K/A filed with the SEC electronically via EDGAR. Exhibit 23.1 to the Form 8-K/A included a consent from the Company’s independent registered public accounting firm to the incorporation by reference of their report.  The firm is named in Item 9.01(d) (list of exhibits), the exhibit index and the consent itself. The Company therefore respectfully requests that, in lieu of refiling the audit report in question, in future filings, the Company will ensure to provide conformed electronic signatures of its independent registered public accounting firm as required and as it has done in the past.

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In connection with responding to the foregoing comments, the Company hereby acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (832) 796-6100, or the Company’s Chief Financial Officer, R. Craig Owen at (832) 796-2808 if you have any questions regarding the foregoing.

Very truly yours,

/s/ John C. Ale

John C. Ale
Senior Vice President, General Counsel and Secretary

cc:   John Cannarella, Securities and Exchange Commission

cc:   R. Craig Owen, Senior Vice President and Chief Financial Officer

cc:   Josh C. Anders, Vice President and Controller